Exhibit 99.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors,
Linux Gold Corp.

We consent to the use incorporation by reference in the Registration Statement on Form S-8 of Linux Gold Corp., of our report dated June 18, 2008, except as to Note 16 which is as of August 29, 2008, on the consolidated balance sheet of Linux Gold Corp as of February 29, 2008 and the related consolidated statements of operations, stockholders’ equity (deficiency) and cash flows for the years ended February 29, 2008 and February 28, 2007, included in the Company’s annual report on Form 20-F for the year ended February 28, 2009.

“Smythe Ratcliffe LLP” (Signed)

Chartered Accountants
Vancouver, Canada

September 11, 2009